Filed pursuant to Rule 424 (b)(3)&(c)
Registration No. 333-117456

Prospectus Supplement
to
Prospectus dated September 13, 2004

VITALSTREAM HOLDINGS, INC.

               This Prospectus Supplement supplements the Prospectus dated September 13, 2004 (the "Prospectus") of VitalStream Holdings, Inc. relating to the offering and sale of up to 40,240,082 shares of our common stock by persons who are existing security holders of VitalStream and identified in the section of the Prospectus entitled "Selling Stockholders."

               The purposes of this Prospectus Supplement are (a) to restate the subsection of the Prospectus entitled "Plan of Distribution-Limitations" beginning on page 23 of the Prospectus in order to reflect certain limitations on the sale of the shares offered under the Prospectus in reliance upon an Application for Qualification by Coordination in California, (b) to reflect certain changes in management of our company, and (c) to attach to this Prospectus Supplement, the Quarterly Report on Form 10-Q of VitalStream Holdings, Inc. for the period ended September 30, 2004.

               In the United States, our shares of common stock are listed for trading under the symbol VSTH on the OTC Bulletin Board. On November 22, 2004, the closing sales price of our shares of common stock, as reported by the OTC Bulletin Board, was $0.58 per share.

Consider carefully the risk factors beginning on page 5 in the Prospectus before investing in our securities.

This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meaning specified in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus and this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 30, 2004.

Plan of Distribution-Limitations

               The subsection of the Prospectus entitled "Plan of Distribution-Limitations" beginning on page 23 of the Prospectus is superseded by the following:

Limitations

               We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

               Without limiting the generality of the foregoing, we have advised the selling stockholders that, to the extent prospectus is used the State of California in connection with an offer or sale in reliance upon our Application for Qualification by Coordination filed in that State, such shares may only be offered and sold only to "accredited investors" as defined in Rule 501 of the Securities Act. (The definition of "accredited investors" includes "any broker dealer registered pursuant to Section 15 of the Securities Exchange Act," and, as a result, generally includes market makers in our shares of common stock). Selling stockholders selling shares in the State of California are not required to rely upon the Application for Qualification by Coordination and may rely upon any applicable exemptions from the qualification requirements of that state.

Information About Our Company

               We hereby supplement the section of the Prospectus entitled "Information About Our Company" beginning on page 26 of the Prospectus in order to note the following changes in our management.

               On November 19, 2004, Paul S. Summers resigned as our Chief Executive Officer and President. Mr. Summers continues to serve on our Board of Directors.

               Philip N. Kaplan, our co-founder and Chief Operating Officer, has been appointed as President of our company. Mr. Kaplan will be our principal executive officer until a new Chief Executive Officer is appointed.

Financial Information

               We hereby supplement the financial information in the Prospectus with the attached Quarterly Report on Form 10-Q of VitalStream Holdings, Inc. for the period ended September 30, 2004 (without Exhibits).

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________

VITALSTREAM HOLDINGS, INC.

(Exact name of registrant as specified in charter)

Nevada	001-10013	87-0429944

(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

One Jenner, Suite 100 Irvine, California 92618

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (949) 743-2000

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 day.   YES ☒   NO ☐

               Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    YES ☐    NO ☒

               As of November 8, 2004, the registrant had 60,028,768 Common Shares outstanding.

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PART I - FINANCIAL INFORMATION

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

ASSETS
	September 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Current assets:
Cash	$9,875,963	$773,143
Accounts receivable, net of allowance for doubtful accounts/credits of $124,901 and $91,990 at September 30, 2004
and December 31, 2003, respectively	753,962	549,169
Prepaid expenses	345,935	230,607
Other current assets	87,644	91,117

Total current assets	11,063,504	1,644,036

Fixed assets, net	2,773,280	1,400,931

Restricted Cash	250,530	250,169
Goodwill	961,900	961,900
Loan costs	-	223,387
Customer list	69,282	110,851
Other assets	133,794	63,749

TOTAL ASSETS	$15,252,290	$4,655,023

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$926,324	$699,365
Accrued compensation	385,504	172,898
Current portion of capital lease obligations	811,476	316,988
Factor borrowing payable	-	151,797
Accrued expenses	386,598	330,754

Total current liabilities	2,509,902	1,671,802

Capital lease obligations	954,311	377,587
Notes payable, Note 4	-	1,132,700

	954,311	1,510,287

Commitments and contingencies, Note 3

Shareholders' equity
Preferred stock, series A, par value $0.001; authorized shares, 1,000; issued and outstanding shares, 0 and 900 at September 30, 2004 and December 31,
2003, respectively, Note 4	-	1
Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 60,028,768 and 31,747,912 at September 30, 2004 and
December 31, 2003, respectively, Note 4	60,029	31,748
Additional paid-in capital	19,909,523	8,438,038
Accumulated deficit	(8,181,475)	(6,996,853)

Total shareholders' equity	11,788,077	1,472,934

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$15,252,290	$4,655,023

 See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR
THE THREE AND NINE MONTH PERIODS
ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2004	2003	2004	2003

Revenue	$2,690,939	$1,779,137	$6,984,126	$5,229,105

Cost of revenue	1,171,906	783,210	2,906,827	2,296,035

Gross Profit	1,519,033	995,927	4,077,299	2,933,070

Research & development	129,893	84,608	328,404	255,660
Sales & marketing	754,523	446,851	2,019,026	1,394,579
General & administrative	803,056	613,478	2,074,600	1,828,363
Stock-based compensation	-	-	302,628	-

Operating Loss	(168,439)	(149,010)	(647,359)	(545,532)

Other income (expense):
Interest expense, net	(48,660)	(43,570)	(400,973)	(114,376)
Income tax expense	-	-	(2,400)	(2,400)
Other income (expense)	(6,381)	16,806	(32,828)	63,172

Net other income (expense)	(55,041)	(26,764)	(436,201)	(53,604)

Net Loss	$(223,480)	$(175,774)	$(1,083,560)	$(599,136)

Basic and diluted net loss per
common share (less
(less preferred dividends)	$(0.00)	$(0.01)	$(0.03)	$(0.02)

Shares used in computing basic and
diluted net loss per common
share, Note 2	60,028,768	30,926,870	43,113,980	29,145,531

See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited)

		Nine Months Ended September 30,

		2004	2003

	OPERATING ACTIVITIES
	NET LOSS	$(1,083,560)	$(599,136)
	Adjustments to net loss:
	Depreciation & amortization	760,389	434,174
	(Gain) loss on sale or disposal of equipment	(112)	4,738
	Stock-based compensation	302,628	-
	Changes in operating assets & liabilities
	Accounts receivable (net)	(224,231)	(52,079)
	Prepaid expenses	(141,106)	(51,608)
	Other assets	(66,543)	(58,951)
	Accounts payable	(35,595)	(31,497)
	Accrued compensation	213,514	77,294
	Accrued expenses	58,455	(91,889)

	TOTAL CASH USED IN OPERATIONS	(216,161)	(368,954)

	INVESTING ACTIVITIES
	Additions to property & equipment	(185,546)	(63,689)
	Proceeds from sale of equipment	2,550	4,000
	Payments on purchase of assets from Epoch	-	(200,000)

	NET CASH USED IN INVESTING ACTIVITIES	(182,996)	(259,689)

	FINANCING ACTIVITIES
	Payments on accrued interest of notes payable	(36,223)	-
	Payments on capital leases	(544,658)	(267,248)
	Payments of dividends associated with conversion of preferred stock	(101,062)	-
	Payments of commissions associated with issuance of stock	-	(50,000)
	Issuance of common stock, net of offering expenses	10,082,991	-
	Proceeds from exercise of stock options	233,288	75,000
	Proceeds from note payable	-	691,000
	Proceeds from sale of Series A preferred stock	-	900,000
	Payments to factor, net	(132,359)	120,222

	NET CASH PROVIDED BY FINANCING ACTIVITIES	9,501,977	1,468,974

	NET INCREASE IN CASH	9,102,820	840,331

	Cash at the beginning of the period	773,143	237,511

	Cash at the end of the period	$9,875,963	$1,077,842

	Supplementary disclosure of cash paid during the period for:
	Interest	$485,995	$87,681
	Income taxes	$2,400	$2,400

Equipm	ent acquired under capital leases and other financing	$1,898,771	$337,601

See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.    GENERAL

          VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting and consulting services.

          VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002, VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream and a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, resulting in VitalStream becoming a wholly-owned subsidiary of VHI, was consummated on April 23, 2002.

          Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, from an accounting perspective the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately prior to the VitalStream Merger, and following the VitalStream Merger, VitalStream was the operating company.

          VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

          As discussed in Amendment Number 1 to Current Report on Form 8-K/A, filed with the SEC on January 16, 2003, the Company consummated its acquisition of the hosting and colocation business of Epoch Hosting, Inc. and Epoch Networks, Inc. ("Epoch") in January 2003. Through this asset purchase transaction, the Company obtained a revenue-generating client base and the data center space it now operates in downtown Los Angeles.

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          Basis of Presentation -- This report on Form 10-Q (Form "10-Q") for the quarter ended September 30, 2004 should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 30, 2004. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004.

2.     SIGNIFICANT ACCOUNTING POLICIES

          Interim Unaudited Financial Information -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The amounts that the Company will ultimately incur or recover could differ materially from its current estimates. The underlying estimates and facts supporting these estimates could change in 2004 and thereafter.

          The consolidated financial statements include the accounts of VitalStream Holdings, Inc. and its wholly-owned subsidiaries, VitalStream, Inc. and VitalStream Broadcasting Corporation. All material intercompany accounts and transactions have been eliminated.

          Revenue Recognition -- Revenues consist primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided. Service contracts are generally for periods ranging from one to 24 months and typically require payment at the beginning of each month.

          Basic and Diluted Income (Loss) Per Share -- Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and potential common shares outstanding when their effect is dilutive. Potential common shares result from the shares that would be issued upon the exercise of all outstanding stock options and warrants. Potential common shares have not been included in the calculation of weighted average shares used for the calculation of the diluted earnings per share, as their inclusion would have an anti-dilutive effect.

          Debt Restructuring -- The Company accounted for its debt restructuring in October 2003 in accordance with SFAS No. 14, Accounting by Debtors and Creditors for Troubled Debt Restructuring. In accordance with this statement, the effects of the modifications of the terms of the notes payable are recognized prospectively, and do not change the carrying amount of the payable at the date of the restructuring.

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          Stock-Based Compensation -- The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

          SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

          During the second quarter of 2004, common stock options were modified for one former employee as part of a severance agreement which resulted in a new measurement date. The total number of options modified was 467,957. The difference between the exercise price and the fair value of the common stock on the new measurement date for the option totaled $302,628. As a result, $302,628 was recorded for the three months ended June 30, 2004 as a non-cash charge to stock-based compensation.

          No stock-based compensation expense was recorded for the three months ended September 30, 2004 and 2003. The fair value of options granted and modified by the Company have been estimated at $16,488 and $25,946, at the date of grant, for the three month periods ended September 30, 2004 and 2003, respectively, using the Black-Scholes valuation method.

          For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

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	Three Months Ended September 30,		Nine Months Ended September 30,

	2004	2003	2004	2003

Net loss reported	$(223,480)	$(175,774)	$(1,083,560)	$(599,136)

Basic and diluted net loss per common share	(0.00)	(0.01)	(0.03)	(0.02)

Add back stock-based employee
compensation cost, net of related tax
effect included in the determination of
net loss as reported	-	-	302,628	-

Total stock-based employee
compensation, net of related tax effect
that would have been included in the
determination of net loss if the value-
based method would have been
applied to all awards	(21,704)	(4,665)	(303,250)	(10,915)

Pro forma net loss as if the fair value-based method
had been applied to all awards	(245,184)	(180,439)	(1,084,182)	(610,051)

Pro forma basic and diluted loss per share as if the
fair value method had been applied to all awards	(0.00)	(0.01)	(0.03)	(0.02)

3.     LEGAL MATTERS AND CONTINGENCIES

          In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

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4.    NOTE PAYABLE AND SHAREHOLDERS' EQUITY

Purchase Transaction

          As discussed in our Current Report on Form 8-K filed on June 29, 2004, with the Securities and Exchange Commission, on June 16, 2004, the Company closed a transaction contemplated by a Purchase Agreement (the "Purchase Agreement") with WaldenVC II, L.P. ("Walden"), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, "Dolphin"), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days. The investor warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

          In connection with the Purchase Agreement, the Company and the investors also executed a Registration Rights Agreement pursuant to which the Company agreed to file, and filed, on July 16, 2004, a registration statement registering the re-sale of the common stock issued under the Purchase Agreement and issuable upon the exercise of the warrants that were issued under the Purchase Agreement. The investors also became party to a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors were granted piggyback registration rights.

          The Company, the investors and certain key shareholders also executed an Investor Rights Agreement pursuant to which, among other things, the investors and key shareholders agreed to facilitate the election or appointment of a nominee for the board of directors designated by Walden beginning on June 30, 2004. Effective June 30, 2004, Phil Sanderson, a general partner at Walden VC, was appointed by the Company and its Board of Directors to fill the new board position.

          ThinkEquity Partners, LLC, acted as placement agent for the transaction described in the Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000, which is 7% of the purchase price, and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

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Conversion Transaction

          Simultaneously with the closing of the transaction described in the Purchase Agreement, the Company, Dolphin and the other holders of the Company's outstanding shares of 2003 Series A Preferred Stock closed the transaction contemplated by a Conversion Agreement (the "Conversion Agreement") among such persons. Pursuant to the Conversion Agreement, Dolphin agreed to convert its $1.1 million in Amended and Restated Convertible Promissory Notes (the "Notes") into common stock in exchange for the Company's agreement to pay in cash all interest on the Notes that had accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2004) under the Notes. Upon conversion of the Notes, Dolphin was issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131, of which approximately $231,000 representing the unaccrued portion was recorded as interest expense during the second quarter of 2004. As of June 30, 2004 and September 30, 2004, the Company had no issued or outstanding notes payable or other long term debt other than obligations under capital leases.

          As part of the same transaction, Dolphin and the other holders of 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company's agreement to pay in cash all dividends that had accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061. As of June 30, 2004 and September 30, 2004, there were no shares of preferred stock of the Company issued or outstanding.

          Also, upon conversion of the Notes and shares of 2003 Series A Preferred Stock, the restrictive covenants contained therein, as well as Dolphin's security interest in substantially all of the Company's assets, were terminated.

          In addition, pursuant to exhibits to the Purchase Agreement, (a) the warrants to purchase common stock held by Dolphin and the other former holders of 2003 Series A Preferred Stock were amended in order to delete any provisions that would decrease the exercise price, or increase the number of shares subject to the warrant, as a result of future issuances of common stock at a price per share less than the exercise prices of the warrants; (b) the Amended and Restated Investor Rights Agreements dated September 30, 2003 was amended in order to delete Dolphin's preemptive right with respect to any future issuances of preferred stock, and (c) the parties entered into a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors under the Purchase Agreement were granted piggyback registration rights.

          The securities in the transactions described above were subsequently registered pursuant to a registration statement on Form S-2 filed on July 16, 2004, and further amended and filed on September 13, 2004, with the Securities and Exchange Commission, and subsequently went effective as of September 16, 2004.

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          As a result of the above transactions, at September 30, 2004, there were 60,028,768 shares of VitalStream common stock outstanding and 13,480,376 shares of VitalStream common stock reserved for issuance as follows:

Options issued and outstanding	4,454,374

Warrants issued and outstanding	9,026,002

13,480,376

5.  FINANCING AGREEMENT

          Effective September 30, 2004, we terminated our Factoring and Security Agreement with Alliance Bank and the related security interest in substantially all of our assets that had secured the Company's financial obligations under the agreement. As discussed in our Current Report on Form 8-K filed on October 11, 2004 with the Securities and Exchange Commission, on October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the "Agreement") with Comerica Bank ("Comerica"). The Agreement includes a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 with interest payable based on a rate equal to Comerica's published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica's published prime rate. The Company has pledged substantially all of its assets to secure repayment of the credit facilities made available under the Agreement. The Company must also maintain a balance of cash at Comerica of not less than $3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000. The Agreement also contains various other restrictive covenants related to future operations of the Company.

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ITEM 2.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "could," "may," "anticipate," "intend," "expect," "will," "plan," "estimate," "continue," "should" or "would". Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the discussions set forth under the caption "Risk Factors" at the end of this Item.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

          We are based in Irvine, California and, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of managed services including audio and video streaming, live event streaming, media asset management, integrated hosting services, content distribution, and vertical solutions such as digital dailies for the entertainment industry, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as our integrated hosting technology to persuade customers to utilize our Internet broadcasting services, thereby allowing our company to build a base of recurring revenues from monthly or other periodic broadcasting fees.

          We believe that our company is well positioned to take advantage of the growth opportunity within the streaming media marketplace. Over the past year, our management team has made changes within the sales, marketing, operations and finance areas of our business. Specifically, in the fourth quarter of 2003, we restructured our sales and marketing department. We recruited a senior-level Vice President of Sales, and are now focusing our sales, marketing and customer support efforts on enterprise accounts. By adopting a more solutions-oriented sales approach, we believe our marketing proposition is value-based, allowing us to sell increasingly customized solutions as opposed to off-the-shelf products. We believe this in turn has had the effect of raising gross margins and creating higher switching costs for customers to move to competitor's services.

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          While improving the revenue growth rate, we have also focused on efficiency and economies of scale within our cost of service expense structure. As a result of favorably renegotiating certain bandwidth contracts over the past year through higher volume purchasing, we have been able to reduce our bandwidth per unit cost of service during 2004. As our gross profits have increased in 2004, we have reinvested, and intend to continue to reinvest, some of those gains in the further development of our service offering and network infrastructure including development of additional functionality for our rich media streaming services, and increased capacity and security for our content delivery network. By continuing to develop our service platform with additional unique and proprietary features and strengthening our content delivery network, we expect to be able to further differentiate ourselves from our competitors, enabling us to gain market share and advantage, and to increase our prospects for customer retention and renewals. The investments in our service offerings and network, substantially offset by our operational efficiency and purchasing gains coupled with our improving top line growth rate, are expected to result in slightly lower gross margins during the next several quarters.

          Section 404 of the Sarbanes-Oxley Act of 2002 applies to all public companies and is effective for the Company in 2005. Under Section 404, public companies are required to design, establish and maintain an adequate system of internal financial and disclosure controls, assess such controls as of the end of each fiscal year, and engage an independent accounting firm to evaluate and provide an opinion on management's assessment of their controls. To adequately prepare for implementation of Section 404, we anticipate employing the additional resources and tools of a professional accounting or consulting firm to minimize disruption to our regular business processes and personnel, and to effectively meet the design evaluation, documentation, testing and monitoring requirements of this Act. As such, we expect to incur significant costs in the completion of this project during the first and second quarters of 2005 and then additional costs in the back half of 2005 to monitor compliance going forward and to perform the additional annual assessment required by Section 404. With the initial non-recurring costs of design and implementation of Section 404, we expect general and administrative expense to increase as a percentage of sales in the first half of 2005 (relative to the third quarter of 2004) and then to decline as a percentage of sales during the second half of 2005.

          In the second quarter of 2004, we closed a financing transaction with institutional investors generating gross proceeds to the Company of $11 million. We plan to use the net proceeds from this transaction for general corporate purposes, including investment in research and development, facilitation of strategic acquisitions and related costs, strengthening our balance sheet to attract new customers and obtain more favorable terms from our vendors, and satisfying certain qualification criteria for listing on the Nasdaq SmallCap Market or other exchange.

          On October 7, 2004, we closed a one-year financing agreement with Comerica Bank which provides for a term line of credit of up to $2,000,000 to finance equipment purchases and a revolving line of credit of up to $2,000,000 for general working capital needs. We intend to use this credit facility as needed to finance capital expenditures used to scale our network and data center infrastructure and supplement our existing cash balance.

          While the opportunities for us are increasing, they are not without risk. Our business and our industry have risks (see "Risk Factors" at the end of this Item), only some of which can be mitigated to varying degrees, and others that can only be dealt with reactively. As with any technology company, new technological advances within our industry could cause a paradigm shift in how we develop, market and deliver our products and services. Some of these advances may be unavailable to us and we may not have a comparable or competitive technological offering. Additionally, while bandwidth and server hardware prices have been dropping over the last few years due to excess capacity and competition, this has presented both risks and opportunity for us. Although to date we have been able to manage the declining price environment to our advantage, there can be no assurance that we will continue to be able to do so in the future.

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          The upward trend in sales growth combined with increasing operational efficiencies creates an opportunity for us to become profitable in the future. As of the date of this report, our valuation multiples are lower than those of our publicly-traded competitors Akamai Technologies, Inc. and Loudeye Corporation. Because of the highly-fragmented nature of the streaming media services industry, economies of scale enable companies to be more competitive. Based on our recent experience in acquiring new accounts, we believe that the industry does not currently have a dominant leader. Management believes that our experience in successfully integrating acquired businesses, combined with our strong operational focus on our business, positions us to gain a greater market share in our industry.

Critical Accounting Policies and Estimates

          Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could materially affect the Company's future results of operations and cash flows.
●

Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. If our estimates prove to be wrong, however, and we have not accrued enough of a reserve to cover the bad debts and credits, we would have to accrue additional reserve in later periods to cover the shortfall. If the under-accrual were substantial, this could have a material adverse effect on our financial results. On the other hand, if we have reserved too much, we may be able to lower our accrual in later periods, which would have a positive effect on our financial results.

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●

Goodwill. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually. Accordingly, we annually evaluate goodwill for potential impairment indicators. If impairment indicators exist, we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. If we subsequently determine that an impairment was or is required, we may be required to write down all, or part, of our goodwill. This would both reduce the amount of our assets, and would reduce the amount of our net income (or increase the amount of our net loss) for the quarter and year in which the impairment was recognized. Depending on the size of the write-down, the adverse impact on our financial results could be material.

●

Contingencies. We are subject to legal proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters. If our judgment proves to be wrong concerning a possible accrual or other contingency, the impact on our results of operations and cash flows could be material. If we have under-accrued for a material liability, we would have to increase our accrual in a later period, which could materially decrease our net income (or increase our net loss) for such period. The payment of any material contingent liability would also adversely affect our cash flow.

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Results of Operations

The following table sets forth, for the periods indicated, items included in our consolidated statements of operations, stated as a percentage of revenues:

	Three Months Ended September 30,				Nine Months Ended September 30,

	2004		2003		2004		2003

Revenue	100.0%		100.0%		100.0%		100.0%

Cost of revenue	43.6%		44.0%		41.6%		43.9%

Gross Profit	56.4%		56.0%		58.4%		56.1%

Research & development	4.8%		4.8%		4.7%		4.9%
Sales & marketing	28.0%		25.1%		28.9%		26.7%
General & administrative	29.8%		34.5%		29.7%		35.0%
Stock-based compensation	0.0%		0.0%		4.3%		0.0%

Operating Loss	(6.3%	)	(8.4%	)	(9.3%	)	(10.4%	)

Other income (expense):
Interest expense, net	(1.8%	)	(2.4%	)	(5.7%	)	(2.2%	)
Income tax expense	0.0%		0.0%		0.0%		0.0%
Other income (expense)	(0.2%	)	0.9%		(0.5%	)	1.2%

Net other income (expense)	(2.0%	)	(1.5%	)	(6.2%	)	(1.0%	)

Net Loss	(8.3%	)	(9.9%	)	(15.5%	)	(11.5%	)

Three months ended September 30, 2004 compared to three months ended September 30, 2003

          Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $1,779,137 for the quarter ended September 30, 2003, to $2,690,939 for the quarter ended September 30, 2004, an increase of 51.2%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media. We expect sequential revenue growth between the third quarter of 2004 and the fourth quarter of 2004 to be more modest due primarily to the holiday season, but then we expect higher growth longer term from the addition of new customers and from increased services to existing customers as we continue to strengthen our sales force, build on our existing and add new channel partnerships, increase our marketing efforts, gain greater market recognition from potential customers and release new products and services.

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          Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, hardware costs and software license fees. Cost of revenue increased from $783,210 for the quarter ended September 30, 2003, to $1,171,906 for the quarter ended September 30, 2004. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the increase in revenue between the two quarters. The decrease in the cost of revenue as a percentage of revenue between the two quarters, from 44.0% of revenue in the quarter ended September 30, 2003 to 43.6% of revenue for the quarter ended September 30, 2004, represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices. Overall, management expects the cost of revenue to increase slightly as a percentage of revenue during the next several quarters, as increases in depreciation from additional investment to increase the scalability of our network, are partially offset by economies of scale in our relatively fixed costs, such as our Internet backbone and data center facility costs, and the additional cost savings in the purchasing of bandwidth.

          Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased $45,285, from $84,608 for the quarter ended September 30, 2003, to $129,893 for the quarter ended September 30, 2004. As a percentage of revenue, research and development was approximately the same at 4.8% for the quarters ended September 30, 2003 and September 30, 2004. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue beginning in 2005 as we increase our efforts to develop additional technology related to our core product offering.

          Sales and Marketing. Sales and marketing expense consists primarily of marketing-related personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $446,851 for the quarter ended September 30, 2003 to $754,523 for the quarter ended September 30, 2004. Sales and marketing expense also increased as a percentage of revenue, from 25.1% for the quarter ended September 30, 2003 to 28.0% for the quarter ended September 30, 2004. This absolute dollar increase, and increase as a percentage of revenue, reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase in absolute terms and remain relatively constant as a percentage of revenue into 2005 as we continue to expand and support our sales force, and we invest further in marketing and advertising efforts to drive growth in our customer base.

          General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $613,478 for the quarter ended September 30, 2003 to $803,056 for the quarter ended September 30, 2004. The increase in the expense during the quarter ended September 30, 2004 primarily related to increased payroll and related costs, and higher overall professional fees. General and administrative expense as a percentage of revenue decreased from 34.5% of revenue for the quarter ended September 30, 2003 to 29.8% for the quarter ended September 30, 2004. We expect general and administrative expense to increase in absolute dollar value, remain relatively constant as a percentage of revenue through the balance of 2004, but increase as a percentage of sales (relative to the third quarter of 2004) as we begin the process of implementation of Section 404 of the Sarbanes-Oxley Act in the first quarter of 2005. After our initial implementation of Sarbanes-Oxley Section 404 is substantially completed in the second quarter of 2005, we expect general & administrative expense to decline as a percentage of revenue.

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          Net Interest Expense. Net interest expense increased from $43,570 for the quarter ended September 30, 2003 to $48,660 for the quarter ended September 30, 2004. The increase in net interest expense was primarily due to higher interest expense from additional use of capital lease financing on equipment during the third quarter (prior to obtaining new credit facility with Comerica), partially offset by interest income earned on cash balances. We expect our net interest expense to decrease through the balance of 2004 as obligations under existing capital leases with high financing costs are paid down, new capital expenditures are financed with more favorable terms under the new credit facility, and additional interest income is earned on existing cash balances.

Nine months ended September30, 2004 compared to Nine months ended September 30, 2003

          Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $5,229,105 for the nine months ended September 30, 2003, to $6,984,126 for the nine months ended September 30, 2004, an increase of 33.6%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media as well as additional revenue from the addition of new managed server and colocation customers and the increase in average per-customer service utilization within the installed base of such customers. We expect sequential revenue growth between the third quarter of 2004 and the fourth quarter of 2004 to be more modest due primarily to the holiday season but then we expect higher growth longer term from the addition of new customers and from increased services to existing customers as we continue to strengthen our sales force, build on our existing and add new channel partnerships, increase our marketing efforts, and gain greater market recognition from potential customers and release new products and services.

          Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, hardware costs and software license fees. Cost of revenue increased from $2,296,035 for the nine months ended September 30, 2003, to $2,906,827 for the nine months ended September 30, 2004. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the increase in revenue between the two nine-month periods. The decrease in the cost of revenue as a percentage of revenue between the two periods, from 43.9% of revenue in the nine months ended September 30, 2003 to 41.6% of revenue for the nine months ended September 30, 2004, represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices. Overall, management expects the cost of revenue to increase slightly as a percentage of revenue during the next several quarters, as increases in depreciation from additional investment to increase the scalability of our network, are partially offset by economies of scale in our relatively fixed costs, such as our Internet backbone and data center facility costs, and the additional cost savings in the purchasing of bandwidth.

          Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased from $255,660 for the nine months ended September 30, 2003, to $328,404 for the nine months ended September 30, 2004. As a percentage of revenue, research and development decreased from 4.9% for the nine months ended September 30, 2003 to 4.7% for the nine months ended September 30, 2004. This absolute dollar increase, with a decrease as a percentage of revenue reflects higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue beginning in 2005 as we increase our efforts to develop additional technology related to our core product offering.

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          Sales and Marketing. Sales and marketing expense consists primarily of marketing-related personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales and marketing expense increased from $1,394,579 for the nine months ended September 30, 2003 to $2,019,026 for the nine months ended September 30, 2004. Sales and marketing expense also increased as a percentage of revenue, from 26.7% for the nine months ended September 30, 2003 to 28.9% for the nine months ended September 30, 2004. This absolute dollar increase, and increase as a percentage of revenue, reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase incrementally in absolute terms and remain relatively constant as a percentage of revenue into 2005 as we continue to expand and support our sales force, and we invest further in marketing and advertising efforts to drive growth in our customer base.

          General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,828,363 for the nine months ended September 30, 2003 to $2,074,600 for the nine months ended September 30, 2004. The increase in the expense during the nine months ended September 30, 2004 primarily related to costs for administrative personnel necessary to support the growth in our customer and revenue base. General and administrative expense as a percentage of revenue decreased from 35.0% of revenue for the nine months ended September 30, 2003 to 29.7% for the nine months ended September 30, 2004. We expect general and administrative expense to increase in absolute dollar value, remain relatively constant as a percentage of revenue through the balance of 2004, but increase as a percentage of sales (relative to the third quarter of 2004) as we begin the process of implementation of Section 404 of the Sarbanes-Oxley Act in the first quarter of 2005. After our initial implementation of Sarbanes-Oxley Section 404 is substantially completed in the second quarter of 2005, we expect general & administrative expense to decline as a percentage of revenue.

          Stock-based compensation. During the nine months ended September 30, 2004, 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for one former employee as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the three months ended June 30, 2004.

          Net Interest Expense. Net interest expense increased from $114,376 for the nine months ended September 30, 2003 to $400,973 for the nine months ended September 30, 2004. The increase in net interest expense was primarily due to one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Promissory Notes and all outstanding shares of 2003 Series A Preferred Stock into common stock during the second quarter of 2004, additional interest expense from increased use of capital lease financing, and increased interest expense from the use of a credit line under a previous factoring arrangement in place during the first half of 2004 but not in place during the first half of 2003. We expect our quarterly net interest expense to decrease through the balance of 2004 as obligations under existing capital leases with high financing costs are paid down, new capital expenditures are financed with more favorable terms under the new credit facility agreement with Comerica Bank, and additional interest income is earned on existing cash balances.

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Non-GAAP Measures

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

          The Company's EBITDA was $127,091 for the quarter ended September 30, 2004 compared with $21,664 for the quarter ended September 30, 2003. The Company's EBITDA for the nine months ended September 30, 2004 was $80,202 compared to a loss of ($48,186) for the nine months ended September 30, 2003. The increase in EBITDA in the three month period ended September 30, 2004 compared to the similar period in 2003 was primarily due to an increase in our revenue base and a decrease in our cost of service (excluding depreciation) as a percentage of revenue, partially offset by absolute dollar increases in Sales and Marketing, and General and Administrative expenses as described above. The relatively low increase in EBITDA in the nine month period ended September 30, 2004, compared to the similar period in 2003 was primarily due to an increase in our revenue base and a decrease in our cost of service (excluding depreciation) as a percentage of revenue; and was substantially offset by absolute dollar increases in Sales and Marketing, General and Administrative expenses as described above, and a non-cash stock-based compensation charge of $302,628 related to a severance agreement for a former employee during the second quarter of 2004.

          The Company defines EBITDA as net income (loss) before interest, income taxes, depreciation and amortization. EBITDA is not a measure used in financial statements reported in accordance with generally accepted accounting principles, does not represent funds available for discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities. The Company's calculation of EBITDA may not be comparable to the computation of similarly titled measures of other companies.

          We use EBITDA as a measure of our operating performance. In addition, we believe that EBITDA may be useful to existing and potential creditors, and to analysts and investors that follow our performance, because it is one measure of income generated that is available to service any outstanding debt.

          Reconciliation of the net loss for the three month and nine month periods ended September 30 of 2003 and 2004 to EBITDA is as follows:

	Three months ended September 30,		Nine months ended September 30,

	2004	2003	2004	2003

Net loss	$(223,480)	$(175,774)	$(1,083,560)	$(599,136)
Depreciation and amortization	301,911	153,868	760,386	434,174
Interest expense, net	48,660	43,570	400,973	114,376
Income tax expense	-	-	2,400	2,400

EBITDA	$127,091	$21,664	$80,202	$(48,186)

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Capital Commitments and Restrictions

The following table discloses aggregate information about our contractual obligations including operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of September 30, 2004:

		Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Contract Type	Total	07/01/04 - 6/30/05	07/01/05 - 6/30/07	07/01/07 - 6/30/09	After 06/30/09

Operating leases	$37,017	$18,673	$17,672	$672	$-
Capital leases	2,271,265	1,146,588	1,124,677	-	-
Office leases	2,044,176	531,407	950,335	562,434	-
Contractual service agreements	972,826	972,826	-	-	-

Total contractual obligations	$5,325,284	$2,669,494	$2,092,684	$563,106	$-

           Our capital leases represent $1,766,000 plus interest spread over eight capital lease financing arrangements. The hardware and software obtained through these capital lease arrangements are used in our data center operations, for supplying service to our customers, maintaining and increasing the capacity of our internal network and providing the equipment needed for internal staff.

Liquidity and Capital Resources

           Effective September 30, 2004, we terminated our Factoring and Security Agreement with Alliance Bank and the related security interest in substantially all of our assets, remove that had secured the Company's financial obligations under the agreement. As discussed in our Current Report on Form 8-K filed on October 11, 2004 with the Securities and Exchange Commission, on October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the "Agreement") with Comerica Bank ("Comerica"). The Agreement includes a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 with interest payable based on a rate equal to Comerica's published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica's published prime rate. The Company has pledged substantially all of its assets to secure repayment of the credit facilities made available under the Agreement. The Company must also maintain a balance of cash at Comerica of not less than $3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000. The Agreement also contains various other restrictive covenants related to future operations of the Company.

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          As discussed in our Current Report on Form 8-K filed on June 29, 2004 with the Securities and Exchange Commission and in Note 4 to the financial statements included herein, on June 16, 2004, the Company closed a transaction contemplated by a Purchase Agreement (the "Purchase Agreement") involving the issuance of an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. Simultaneously with the closing of such transaction, the Company and the holders of its $1.1 million in Amended and Restated Convertible Promissory Notes (the "Notes") agreed to convert the Notes into common stock in exchange for the Company's agreement to pay in cash all interest on the Notes that had accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Notes. Upon conversion of the Notes, the holder of the Note was issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131. In addition, as part of the same transaction, the holders of the Company's 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company's agreement to pay in cash all dividends that had accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061.

          As a result of such transactions, the Company's cash position has substantially increased from a balance of $773,143 as of December 31, 2003 to $9,876,000 at September 30, 2004. In addition, as of September 30, 2004, the Company had no issued or outstanding notes payable or other long-term debt other than obligations under capital leases, and there were no shares of preferred stock of the Company issued or outstanding.

          Cash used during the nine months ended September 30, 2004 included $216,161 used in operations as well as $182,996 used in investing activities. Sources of cash for the Company during the nine month period ended September 30, 2004 was $9,501,977 primarily from the net proceeds of our sale of common stock during the second quarter of 2004 pursuant to the Purchase Agreement transaction described above, offset by payments on capital leases.

          Capital expenditures in the first nine months of 2004 and 2003 were approximately $2,084,000 and $401,000, respectively. These expenditures primarily related to purchase of network infrastructure equipment.

          The Company had $250,530 of restricted cash at September 30, 2004, securing a facility lease.

          The financing described in the Purchase Agreement transaction and the conversion of the Notes and the 2003 Series A Preferred Stock into common stock as described in the Conversion Agreement has strengthened our balance sheet, simplified our capital structure, and enabled the Company to meet the shareholders' equity requirements to qualify for listing on the Nasdaq SmallCap Market or other exchange.

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Recently Issued Accounting Standards

          The Financial Accounting Standards Board ("FASB") issued Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities in January 2003, and a revised interpretation of FIN 46 ("FIN 46-R") in December 2003. FIN 46 requires certain variable interest entities ("VIEs") to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any entities that it believes are variable interest entities for which it is the primary beneficiary. The adoption of FIN 46 and FIN 46-R had no impact on the Company's financial position, results of operations or cash flows.

          On October 13, 2004, the FASB issued an exposure draft of Statement No. 123-R, "Share Based Payment, an amendment of FASB Statements No. 123 and 95." This change in accounting would replace existing requirements. The statement covers a wide range of equity-based compensation arrangements and will require all companies to measure compensation cost for all share-based payment (including employee stock options) at fair value. This proposal has no impact on the fiscal year 2004 financial statements; however it will affect the Company's financial statements beginning in fiscal year 2005, if adopted. Under the Board's proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date.

Risk Factors

          If any of the adverse events described in the following factors actually occur or the Company does not accomplish necessary events or objectives described in the factors, its business, financial condition and operating results could be materially and adversely affected, the trading price of the Company's common stock could decline and shareholders could lose all or part of their investments. The risks and uncertainties described below are not the only risks the Company faces.

We may continue to experience net losses from operations.

          We have experienced net losses in each quarter since inception, with net losses of $8.2 million from inception through September 30, 2004, and we are uncertain when, or if, we will experience net income from operations. Even if we do experience net income in one or more calendar quarters in the future, subsequent developments in our industry, customer base, business or cost structure or expenses associated with significant litigation or a significant transaction may cause us to again experience net losses. We may never become profitable.

The market for Internet broadcasting and streaming services is in the early stage of development and may not grow at a pace that permits us to continue to grow.

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          The market for Internet broadcasting and streaming services is evolving, and we cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:
●

Content providers may be unwilling to broadcast over the Internet because of issues related to protection of copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property rights issues.

●	Consumers may decide not to acquire broadband connectivity to the Internet at anticipated rates.
●

Consumers may determine not to view or listen to media broadcasts over the Internet because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies, such as television beaming or interactive cable, that provide a similar service at lower cost.

●	Customers that use the Internet to broadcast presentations or meetings may determine that alternative means of communications are more effective or less expensive.

          If the market for Internet broadcasting services does not continue to develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We have pledged substantially all of our assets to secure future financing agreements.

          We have pledged substantially all of our assets to secure a bank financing arrangement. These financings require that we afford rights and remedies that are commonly provided a secured creditor. If we default under such arrangements, subject to laws restricting the remedies of creditors, such creditors may immediately seize and dispose of all pledged assets.

We may be unable to manage significant growth.

          In order to successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales and marketing, customer service and technical support. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in attracting new customers, we may outgrow our present facilities and/or network capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations and to scale our network.

There are numerous risks associated with having Dolphin and WaldenVC as significant shareholders.

          Through their holdings of common stock, affiliates of Dolphin Equity Partners presently control 15,257,849 votes in connection with the election of directors and other matters, 25.4% of the voting power of our company, and affiliates of WaldenVC presently control 9,876,324 votes in connection with the election of directors and other matters, representing 16.5% of the voting power of the Company. In addition, if Dolphin and WaldenVC exercised all warrants they hold, Dolphin's and WaldenVC's respective aggregate beneficial ownership would increase to approximately 17,596,021 and 12,839,221 votes in connection with the election of directors and other matters, constituting 28.2% and 20.4%, respectively of the voting power of our company following such exercises. As a result of their stock holdings, Dolphin or WaldenVC may be able to block, or extract concessions or special benefits in connection with, various transactions, including any future merger or asset sale transactions.

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We may be unable to compete successfully against existing or future competitors of our businesses.

          Our current and future competitors in Internet streaming may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Savvis and AT&T, and essentially any other participant in the Internet industry.

          Many of these competitors have a longer operating history and greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Competitors with an extended operating history, a strong financial position and an established reputation have an inherent marketing advantage because of the reluctance of many potential customers to entrust key operations to a company that may be perceived as unproven or unstable. In addition, our competitors may be able to use their extensive resources:
●	to develop and deploy new products and services more quickly and effectively than we can;
●	to improve and expand their communications and network infrastructures more quickly than we can;
●	to reduce costs, particularly bandwidth costs, because of discounts associated with large volume purchases;
●	offer less expensive streaming, hosting, colocation and related services as a result of a lower cost structure, greater capital reserves or otherwise;
●	to adapt more swiftly and completely to new or emerging technologies and changes in customer requirements;
●	to offer bundles of related services that we are unable to offer;
●	to take advantage of acquisition and other opportunities more readily; and
●	to devote greater resources to the marketing and sales of their products.

          If we are unable to compete effectively in our various markets, or if competitive pressures place downward pressure on the prices at which we offer our services, our business, financial condition and results of operations may suffer.

Our services are subject to system failure and security risks.

          Our operations are dependent upon our ability to protect our network infrastructure against interruptions, damages and other events that may adversely affect our ability to provide services to our customers (on a short-term or long-term basis) and may lead to lawsuits and contingent liabilities. Despite the implementation of precautions, the core of our network infrastructure is vulnerable to various potential problems, including the following:
●

Our network infrastructure, or that of our key suppliers, may be damaged or destroyed, and our ability to provide service interrupted or eliminated, by natural disasters, such as fires, earthquakes and floods, or by power losses, telecommunications failures and similar events. This risk is increased by the concentration of our servers and infrastructure, and that of our key suppliers, in a natural disaster and power failure prone area in southern California.

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●	We and our users may experience interruptions in service as a result of the accidental or malicious actions of Internet users, hackers, or current or former employees.
●

Unauthorized access to our network and servers may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and also may deter potential customers.

●

We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.

●

Failure of our equipment or that of our suppliers may disrupt service to our customers (and from our customers to their customers), which could materially impact our operations (and the operations of our customers) and adversely affect our relationships with our customers and lead to lawsuits and contingent liability.

          The occurrence of any natural disaster (including earthquakes), power outage, unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

The network architecture and data tracking technology underlying our services is complex and may contain unknown errors in design or implementation that could result in incorrect billings to our customers.

          The network architecture and data tracking technology underlying our streaming and hosting services is complex and includes software and code used to generate customer invoices. This software and code is either developed internally or licensed from third parties. Any of the system architecture, system administration, software or code may contain errors, or may be implemented or interpreted incorrectly, particularly when they are first introduced or when new versions or enhancements to our services are released. In addition, with respect to certain usage-based billing, the data used to bill the customer for usage is an estimate, based upon complex formulas or algorithms. We or the customer may subsequently believe that such formulas or algorithms overstate or understate actual usage. In any such case, a design or application error could cause overbilling or underbilling of our customers, which may;

●	adversely impact our relationship with those customers and others, possibly leading to a loss of affected and unaffected customers;
●	lead to billing disputes and related legal fees, and diversion of management resources;
●	increase our costs related to product development; and/or
●	adversely affect our revenues and expenses, either prospectively or retrospectively.

We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future.

          We are highly dependent upon the efforts of our senior management team, the loss of any of whom could impede our growth and ability to execute our business strategy. To the extent our principal managers are parties to employment agreements, such agreements are terminable at will. Although our principal managers have significant equity interests or options to purchase equity interests in the company, such options to purchase equity interests are substantially vested, and the shares held by our President, our Chief Operating Officer and our Chief Technical Officer are not subject to vesting or repurchase rights and will be retained whether or not such persons remain with the company. The loss of the services of key management personnel could have a material adverse effect on our business, financial condition and results of operations.

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          In addition, in order to continue to grow as planned, we will need to attract and retain qualified executive, technical and marketing personnel for whom there is intense competition in the areas of our activities. Any failure to attract or retain key executive, technical and marketing sales personnel as required could have a material adverse effect on our financial condition and results of operations.

We may become subject to risks associated with international operations.

          We plan to expand our marketing efforts in foreign countries and may establish a data center or other base of operations outside of the United States. The establishment or expansion of foreign operations involves numerous risks, including without limitation:
●

we may incur losses solely as a result of the fluctuation of the value of the dollar, as most of our costs will continue to be denominated in U.S. dollars while our revenues may increasingly be denominated in other currencies;

●

we may incur significant costs in order to comply with, or obtain intellectual property protection under, the laws of foreign countries; even then, foreign courts or other tribunals may decline to honor our intellectual property rights, may not enforce our contracts as written and may impose restrictions, taxes, fines and other penalties that exceed those that would generally be imposed under U.S. laws;

●	we may be the target of anti-U.S. politically motivated actions, including sabotage, violence, nationalization of resources, or discrimination;
●	costs and risks associated with management and internal controls will increase as our employees and assets our located outside of the Southern California region; and
●

as our overseas revenues, and dependence on such revenues expands, we will become increasingly subject not only to economic cycles in the U.S. but also to cycles in other nations, which may be more variable that those in the U.S.

We may be unable to keep up with evolving industry standards and changing user needs.

          The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon third-party suppliers and may be unable to find alternative suppliers.

          We rely on other companies to supply key components of our network infrastructure, including Internet bandwidth, which constitutes our largest direct cost of providing services, and networking equipment. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies, and most are available from only limited sources. We may be unable to continue to obtain such services, or licenses for needed technologies, at a commercially reasonable cost, which would adversely affect our business, financial condition and results of operations.

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Increases in government regulation may have an adverse affect on our business.

          The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier or otherwise subject to regulations governing telecommunications carriers (or the obligation to pay access charges and contribute to the universal service fund). The Federal Communications Commission (FCC) could, however, expand the reach of telecommunications regulations so as to apply to companies such as ours. In particular, the FCC could require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. The resultant increase in cost could have a material adverse effect on our business, financial condition and results of operations.

     As Internet commerce continues to evolve, we expect that federal, state or foreign legislatures and agencies may adopt laws and regulations affecting our business or our customers, including laws or regulations potentially imposing taxes or other fees on us or our customers, imposing reporting, tracking or other costly reporting requirements or imposing restrictions or standards on us or our customers related to issues such as user privacy, pricing, content and quality of products and services. Such laws and regulations may significantly increase our costs of operations, may expose us to liability or may limit the services we can offer, or may impose similar burdens on our customers, which in turn may negatively impact our business, financial condition and results of operations.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology, and our business may suffer.

          We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and common law copyright and trademark principles. Protection of our intellectual property is subject to the following risks:
●	we have not applied for a copyright registration or patent with respect to our proprietary rights, and the common law associated with copyrights and trade secrets affords only limited protection;
●	our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with any competitive advantages;
●	our existing or any future trademarks may be canceled or otherwise fail to provide meaningful protection; and
●	the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

           Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

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Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle.

          Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our services without incurring liability to third parties, third parties may bring claims of infringement against us, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:

●	cease selling, incorporating or using products or services that rely upon the disputed intellectual property;
●	obtain from the holder of the intellectual property right a license to sell or use the disputed intellectual property, which license may not be available on reasonable terms;
●	redesign products or services that incorporate disputed intellectual property; or
●	pay monetary damages to the holder of the intellectual property right.

          The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the services we can offer, which could seriously harm our business, operating results and financial condition.

          In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

          Our common stock is quoted on the OTC Bulletin Board. The volume of trading in our common stock is small, and trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more shareholders and may increase or decrease significantly because of buying or selling by a single shareholder. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

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The market price for our common stock is volatile and may change dramatically at any time.

          The market price of our common stock, like that of the securities of other early stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, new products or innovations by us or our competitors, significant customer contracts, significant litigation or other factors or events that would be expected to affect our business, financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:
●	Intentional manipulation of our stock price by existing or future shareholders;
●	A single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
●	The interest of the market in our business sector, without regard to our financial condition or results of operations;
●	The adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;
●	Disputes relating to patents or other significant intellectual property rights held by others that we, our suppliers or our customers use;
●	Developments in the businesses of companies that use our streaming or hosting services (such as the expansion or contraction of the use of the Internet to stream to deliver music or other media); and
●	Economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue preferred stock and common stock may significantly dilute ownership and voting power and negatively affect the price of our common stock.

          Under our Articles of Incorporation, as amended, we are authorized to issue up to 10 million shares of preferred stock and 290 million shares of common stock without seeking shareholder approval. Our Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without shareholder approval. Our Board of directors also has the authority to issue the remainder of our authorized shares of common stock without shareholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without shareholder approval may also be used by management to stop or delay a change of control.

Because certain existing shareholders own a large percentage of our voting shares, other shareholders' voting power may be limited.

          As of September 30, 2004, our executive officers and directors beneficially owned or controlled approximately 20.90% of the voting power of our company. In combination with officers and directors and their affiliates, and entities owning 5% or more of our outstanding common shares, this group beneficially owned or controlled approximately 64.59% of the voting power of our company. As a result, if such persons act together, they have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These shareholders may make decisions that are adverse to your interests.

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We have not declared any dividends with respect to our common stock.

          We have not declared any dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future.

We are subject to certain provisions of the California corporate code.

          Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we became subject to various sections of the California Corporations Code on January 1, 2004 and will continue to be subject to such conditions until the year after fewer than one-half of our outstanding voting securities (held by other than nominee holders) are held by persons located in California. Although the applicable portions of the California Corporations Code are generally consistent with governing provisions of the Nevada Private Corporations Law and our charter documents, they are not identical. We may be faced with circumstances in which applicable provisions of the Nevada Private Corporations Law or our charter documents cannot be reconciled to governing provisions of the California Corporations Code. The existence of such a conflict may adversely effect our business and operations in various ways in that it may require us to withdraw from a proposed transaction, seek authorizations, interpretations, injunctions or other orders from various courts in connection with a conflict, rescind or re-execute a transaction or pay damages if our good faith attempts at reconciliation are deemed inadequate or incur additional expenses in order to attempt compliance with both governing laws.

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Item 3.	Quantitative and Qualitative Disclosures About Market Risk

               We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

Item 4.	Controls and Procedures

               (a) Based on the evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) required by paragraph (b) of Rules 13a-15 or 15d-15, our chief executive officer and our chief financial officer, have concluded that, as of September 30, 2004, our disclosure controls and procedures were effective.

                (b) We are not presently required to conduct quarterly evaluations of our internal control over financial reporting pursuant to paragraph (d) of Rules 13a-15 or 15d-15 promulgated under the Exchange Act. We are, however, in the process of designing, evaluating and implementing internal controls in anticipation of the date when we will become subject to such evaluation requirements.

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PART II - OTHER INFORMATION

Item 1.	Legal Proceedings

          In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

Item 2.	Changes in Securities and Use of Proceeds

None

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Item 3.	Defaults Upon Senior Securities

None

Item 4.	Submission of Matters to a Vote of Security Holders

None

Item 5.	Other Information

None

Item 6.	Exhibits

See Exhibit Index following the Signature and Certification pages.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VitalStream Holdings, Inc.

November 15, 2004	By:	/s/ Paul Summers

Paul Summers, President & Chief Executive Officer

November 15, 2004	By:	/s/ Philip N. Kaplan

Philip N. Kaplan, Chief Operating Officer

November 15, 2004	By:	/s/ Patrick Deane

Patrick Deane, Vice-President of Finance (Principal Accounting Officer)

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EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.1	Agreement dated October 7, 2004 between Comerica Bank and the Company	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 11, 2004

31.1	Section 302 Certification of principal executive officer	[Omitted]

31.2	Section 302 Certification of principal financial officer	[Omitted]

32.1	Section 906 Certification of principal executive officer	[Omitted]

32.2	Section 906 Certification of principal financial officer	[Omitted]